UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

Entry into a Material Definitive Agreement

On April 21, 2026, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”), whereby the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor shall have the obligation to subscribe for, Company’s Class A ordinary shares of no par value (the “Class A Ordinary Shares”), for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), over the course of 36 months after the date of the SEPA upon notice from the Company from time to time (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the SEPA.

Subject to certain terms and conditions, the purchase price of the Class A Ordinary Shares sold to the Investor will be at the lowest daily volume-weighted average price of the Class A Ordinary Shares during the three consecutive trading days commencing on the trading day of the delivery of the advance notice by the Company.

Under the terms of the SEPA, the Company will determine the timing and number of shares sold through the delivery of advance notices to the Investor. There are no mandatory minimum drawdowns under the SEPA, and no non-usage fees for not utilizing the Commitment Amount.

In accordance with the SEPA, the Company has paid the Investor a structuring fee in the amount of $25,000 and has issued to the Investor 72,401 Class A Ordinary Shares in settlement of 50% of the commitment fee. The remaining 50% of the commitment fee in the sum of $100,000 will be settled in cash, on the closing date of the first Advance pursuant to the SEPA.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales of Class A Ordinary Shares under the SEPA may commence only after certain conditions have been satisfied, including the effectiveness of a resale registration statement on Form F-1 to be filed by the Company covering the resale of the Class A Ordinary Shares issued or to be sold by the Company to the Investor under the SEPA.

The proceeds from the sale of the Class A Ordinary Shares by the Company to the Investor shall be used by the Company in the manner as will be set forth in the Prospectus included in any registration statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to the SEPA.

The foregoing description of the SEPA does not purport to be complete and is qualified in its entirety by the full text of the SEPA, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Standby Equity Purchase Agreement, dated April 21, 2026, by and between the Company and with YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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